SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 32536; 812-14710

Investment Managers Series Trust II and Vivaldi Asset Management, LLC; Notice of Application

March 20, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice

Notice of an application under Section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from Section 15(a) of the Act and Rule 18f-2 under the Act, as well as from certain disclosure requirements in Rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: Investment Managers Series Trust II (the "Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series, and Vivaldi Asset Management, LLC, a Delaware limited liability company registered as an investment adviser under the Investment Advisers Act of 1940 (the "Adviser," and, collectively with the Trust, the "Applicants").

Filing Dates: The application was filed on October 21, 2016, and amended on March 2, 2017.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 14, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Trust: 235 West Galena Street, Milwaukee, WI 53212, and Adviser: 225 West Wacker, Suite 2100, Chicago, IL 60606.

FOR FURTHER INFORMATION CONTACT: Courtney S. Thornton, Senior Counsel, at (202) 551- 6812, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551- 6821 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1.   The Adviser serves as the investment adviser to the Subadvised Series pursuant to an investment advisory agreement with the Trust (the "Investment Management Agreement").[1]

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[1]   The initial Subadvised Series is the Vivaldi Multi-Strategy Fund. Applicants request relief with respect to the named Applicants, as well as to any future series of the Trust and any other existing or future registered open-end management company or series thereof that: (a) is advised by the Adviser; (b) uses the manager of managers structure described in the application; and (c) complies with the terms and conditions of the application (collectively with the initial Subadvised Series, the "Subadvised Series"). The term "Adviser" includes (i) the Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the

The Adviser will provide the Subabvised Series with continuous and comprehensive investment management services subject to the supervision of, and policies established by, the Subabvised Series' board of trustees ("Board").[2] The Investment Management Agreement permits the Adviser, subject to the approval of the Board, to delegate to one or more sub-advisers (each, a "Sub-Adviser") the responsibility to provide the day-to-day portfolio investment management of the Subabvised Series, subject to the supervision and direction of the Adviser. The primary responsibility for managing the Subabvised Series will remain vested in the Adviser. The Adviser will hire, evaluate, allocate assets to and oversee the Sub-Advisers, including determining whether a Sub-Adviser should be terminated, at all times subject to the authority of the Board.

2.　　Applicants request an exemption to permit the Adviser, subject to Board approval, to hire certain Sub-Advisers pursuant to sub-advisory agreements and materially amend existing sub-advisory agreements without obtaining the shareholder approval required under Section 15(a) of the Act and Rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Subabvised Series to disclose (as both a dollar amount and a percentage of the Subadvised Series' net assets): (a) the aggregate fees paid to the Adviser; and (b) the aggregate fees paid to Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.　　Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the Application. Such terms and conditions provide for, among

Adviser or its successors. For purposes of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.

[2] The term "Board" includes the board of trustees or directors of a future Subadvised Series, if different.

[3] The requested relief will not extend to any sub-adviser that is an affiliated person, as defined in Section 2(a)(3) of the Act, of a Subadvised Series or the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").

other safeguards, appropriate disclosure to Subadvised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Subadvised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreement will remain subject to shareholder approval, while the role of the Sub-Advisers is substantially similar to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Subadvised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Subadvised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary